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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               (AMENDMENT NO. 2)

                                DELCHAMPS, INC.
                           (Name of Subject Company)
                         DELTA ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                     JITNEY-JUNGLE STORES OF AMERICA, INC.
                                   (Bidders)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  246615 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------

                               MICHAEL E. JULIAN
                     President and Chief Executive Officer
                     Jitney-Jungle Stores of America, Inc.
                               1770 Ellis Avenue
                                   Suite 200
                           Jackson, Mississippi 39204
                                 (601) 965-8600

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                with a copy to:
                             DECHERT PRICE & RHOADS
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

                          ATTENTION: WILLIAM G. LAWLOR

                                     DAVID E. SCHULMAN

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    This Amendment No. 2 to the Schedule 14D-1 relates to a tender offer by
Delta Acquisition Corporation, an Alabama corporation (the "Offeror") and a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc., a Mississippi corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Delchamps, Inc., an Alabama corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 14, 1988, as amended, between the Company and the First Alabama Bank, as Rights Agent (collectively, the "Shares"), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 14, 1997 as amended by Amendment No. 1 dated July 30, 1997 (collectively, the "Schedule 14D-1"). The purpose of this Amendment No. 2 is to amend and supplement Items 9 and 10 of the Schedule 14D-1 as described below.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    On July 25, 1997, Parent filed its Annual Report on Form 10-K for the fiscal year (53 weeks) ended May 3, 1997 (the "Parent 1997 10-K"). Set forth below are certain summary consolidated financial data with respect to Parent excerpted or derived from financial information contained in the Parent 1997 10-K and Parent's Annual Report on Form 10-K for the fiscal year ended April 27, 1996 (52 weeks). More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to such reports and such documents and all the financial information (including any related notes) contained therein.

                     JITNEY-JUNGLE STORES OF AMERICA, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                                                         YEAR ENDED
                                                                          ----------------------------------------
                                                                           (53 WEEKS)    (52 WEEKS)    (52 WEEKS)
                                                                             MAY 3        APRIL 27      APRIL 29
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Operating Results Data:

  Net Sales.............................................................  $  1,228,533  $  1,179,318  $  1,173,927
  Earnings before income taxes and extraordinary item...................         1,085        24,977        30,220
  Net earnings..........................................................           746        14,459        18,803

Common Stock Data:

  Net earnings (loss) per common and common equivalent share before
    extraordinary item..................................................  $     (16.26) $     162.88  $     923.15
  Extraordinary item....................................................       --             (15.96)      --
  Net earnings (loss) per common and common equivalent share............        (16.26)       146.92        923.15

Financial Position Data:

  Total assets..........................................................  $    267,845  $    279,003  $    312,415
  Working capital.......................................................           (92)       26,449        71,929
  Long-term debt........................................................       208,000       239,059        38,727
  Shareholders' equity (deficit)........................................      (152,002)     (144,815)      140,216

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ITEM 10. ADDITIONAL INFORMATION.

    (f) On July 31, 1997, the Company issued a press release with respect to its financial performance for the 52-week fiscal year ended June 28, 1997.

    According to the press release, the Company reported net earnings of $4,854,000 for the thirteen-week period ended June 28, 1997, compared to net earnings of $2,653,000 for last year's corresponding thirteen-week period. The Company's earnings per share were $.68 for the current quarter compared to earnings per share of $.37 for last year's corresponding quarter.

    Sales for the thirteen-week period ended June 28, 1997 were $266,893,000, a decrease of 6.2% from last year's sales of $284,662,000. Same store sales decreased 7.2%

    For the 52-week fiscal year ended June 28, 1997, net earnings were $7,954,000 or $1.12 per share. The fiscal year results include a $4,300,000 pretax loss from the settlement of a lawsuit and a $2,080,000 pretax gain from the sale of real property. Excluding the effects of the settlement and sale of real property, net earnings for the fiscal year were approximately $9,319,000 or $1.31 per share. Net earnings for last year's corresponding 52-week fiscal year were $3,852,000 or $.54 per share.

    Sales for the 52-week fiscal year ended June 28, 1997 were $1,102,947,000, a decrease of 2.1% from last year's sales of $1,126,629,000. Same store sales decreased 3.5%.

    For additional information with respect to the Company's financial performance for the 52-week fiscal year ended June 28, 1997, see Amendment No. 1 to the Company's Schedule 14D-9 filed with the Commission on August 1, 1997.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Amendment No. 2 is true, complete and correct.

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
                                JITNEY-JUNGLE STORES OF AMERICA, INC.

                                By:  /s/ MICHAEL E. JULIAN
                                     -----------------------------------------
                                     Name: Michael E. Julian
                                     Title: PRESIDENT AND CHIEF EXECUTIVE
                                     OFFICER

                                DELTA ACQUISITION CORPORATION

                                By:  /s/ MICHAEL E. JULIAN
                                     -----------------------------------------
                                     Name: Michael E. Julian
                                     Title: PRESIDENT
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Dated: August 4, 1997